GREENHILL COGENT, LP

Schedule III
Exemption Report
December 31, 2015

Greenhill Cogent, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Greenhill Cogent, LP

I, Erich B. Ephraim , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: Authorized Signatory

February 25, 2015

See report of independent registered public accounting firm and accompanying notes to financial statements.